UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30349 / January 14, 2013

In the Matter of	:
	:
YORKVILLE ETF TRUST	:
YORKVILLE ETF ADVISORS, LLC	:
	:
950 Third Ave., 23rd Floor	:
New York, NY 10022	:
	:
(812-13874)	:
	:

ORDER UNDER SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

Yorkville ETF Trust and Yorkville ETF Advisers filed an application on February 28, 2011, and
amendments thereto on July 20, 2011, September 19, 2011, May 11, 2012, October 11, 2012 and
December 14, 2012, requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and
rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections
17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the Act.

The order permits: (a) series of certain open-end management investment companies to issue
shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market
transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption
proceeds, under certain circumstances, more than seven days from the tender of Creation Units
for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive
securities from, the series in connection with the purchase and redemption of Creation Units; and
(e) certain registered management investment companies and unit investment trusts outside of the
same group of investment companies as the series to acquire Shares.

On December 17, 2012, a notice of filing of the application was issued (Investment Company
Act Release No. 30306). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

That matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in and consistent

with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreach on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Yorkville ETF Trust and Yorkville ETF Advisors, LLC (File No. 812-13874),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary